SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 19, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:	Lennart Sundén leaves Swedish Match

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 19, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY Stockholmsbörsen: SWMA

PRESS RELEASE

19 March, 2004

Lennart Sundén leaves Swedish Match

Lennart Sundén leaves his position as President and CEO with immediate effect due to lack of confidence between him and the Board of Directors. The Company’s Executive Vice President Sven Hindrikes have been appointed acting President and CEO. Sven Hindrikes has been serving as CFO of the Swedish Match Group for almost six years and is very well acquainted with Swedish Match and its businesses.

Lennart Sundén also resigns from the Board of Directors of Swedish Match AB as well as all Group companies.

According to his employment contract Lennart Sundén is entitled to a termination period of 12 months when, as in this case, the employment is terminated by the company. Further, he is entitled to a severance payment corresponding to 24 months salary. The severance pay will be reduced by other employment income. Sundén is obliged to remain at the company’s disposal during the termination period.

The strategic focus of Swedish Match remains firm with focus on smokefree tobacco products and CRP, Cigarette Replacement Products.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,036 MSEK in 140 countries for the twelve month period ending December 31, 2003. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact

Bernt Magnusson,Chairman,

phone:+46 8 679 93 22 or +46 70 209 69 51.